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                           May 16, 2023

       JD Larsen
       Chief Financial Officer
       Chosen, Inc.
       4 S 2600 W
       Suite 5
       Hurricane, UT 84737

                                                        Re: Chosen, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Response Dated May
4, 2023
                                                            File No. 000-56519

       Dear JD Larsen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed April 3, 2023

       Item 1. Business
       Recent Transactions, page 5

   1. We read your responses to comments 1, 3, 4 and 5 of our comment letter dated April 17,
                                                        2023. Please expand the
disclosure in your filing to describe your accounting for each area addressed, in a
manner detailed enough for a reader to understand your accounting policies.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
       you have questions regarding comments on the financial statements and related matters. Please
 JD Larsen
Chosen, Inc.
May 16, 2023
Page 2

contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,
FirstName LastNameJD Larsen
                                                         Division of
Corporation Finance
Comapany NameChosen, Inc.
                                                         Office of Trade &
Services
May 16, 2023 Page 2
cc:       Tej Prakash
FirstName LastName